FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending March 29, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 29, 2005                                      By: Victoria Llewellyn
                                                             ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

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        FDA Approves Once-Monthly Boniva(R) for Osteoporosis in the U.S.
              First-Ever Monthly Single Tablet for Any Disease

         LONDON, UK (March 25, 2005) - The U.S. Food and Drug Administration
(FDA) today approved once-monthly oral Boniva(R) (ibandronate sodium) 150 mg Tablets, the first and only once-monthly medicine for the treatment of postmenopausal osteoporosis, GlaxoSmithKline (GSK) announced. Boniva is the first-ever oral treatment administered as one tablet once a month for any chronic disease. With once-monthly Boniva, an effective bisphosphonate, patients would take 12 tablets a year versus 52 required with current weekly bisphosphonate treatments. The U.S. approval of once-monthly Boniva is significant because it offers postmenopausal osteoporosis patients a new treatment option that is effective and easy to take.

         Developed in response to patient need, once-monthly Boniva was approved based on a supplemental new drug application. Once-monthly oral Boniva is not currently approved for use outside of the U.S., although it is undergoing regulatory review in markets across the world, including Europe, where it will be marketed under the trademark Bonviva.

         Boniva 150 mg once-monthly and Boniva 2.5 mg daily are indicated for the treatment and prevention of postmenopausal osteoporosis. Once-monthly Boniva is expected to be available by prescription in U.S. pharmacies in April.

Simon Bicknell
Company Secretary

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17 May 2004 it purchased 810,000 of its Ordinary shares of 25 pence each ("shares") on 29 March, 2005 at a price of 1219.4495 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 84,703,000 of its shares in Treasury and has 5,855,702,839 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

                             Director's Interests


I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


23 March 2005        The  Administrators  of the  SmithKline  Beecham  Employee
                     Benefit Trust ("The  Trust")  notified  the Company on 29
                     March 2005 that 375 Ordinary shares in the Company had been sold on behalf of a participant in the GlaxoSmithKline Annual Investment Plan at a price of (pound)12.30 per share.

                     The Trust also notified the Company on 29 March 2005 that 1265 Ordinary shares had been transferred from the Trust to a participant in the GlaxoSmithKline Annual Investment Plan.




The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, John Coombe is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.



S M Bicknell
Company Secretary

29 March 2005

                             Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc:

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 29 March 2005, that as a result of a movement in the fund on 24 March 2005, the number of Ordinary Share ADRs held by the fund had changed from 18,392,380 to 18,343,766 at an average price of $47.84.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

29 March 2005